NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
(800) 579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES ANNOUNCES THIRD QUARTER RESULTS AND REAFFIRMS FOURTH QUARTER OUTLOOK

--Reports $0.49 of Diluted Earnings Per Share--

HOUSTON, TX, November 18, 2004 -- Stage Stores, Inc. (Nasdaq: STGS) today reported that its net income for the third quarter ended October 30, 2004 was $9.5 million, or $0.49 per diluted share, which was within the Company's previously provided range of guidance. The Company noted that the year-ago period's earnings of $12.9 million, or $0.63 per diluted share, include an after tax net gain of $7.8 million, or $0.38 per diluted share, from the sale of its private label credit card portfolio.

Total sales for the third quarter, which include sales for the Peebles stores in the current year's results only, increased 44.2% to $285.3 million from $197.9 million last year. Comparable store sales, which include the Peebles stores in both years, increased 4.3% versus a decrease of 6.0% for the same period last year.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "The beneficial impact from the shift in our Texas sales tax holiday weekend and the accretive impact of the Peebles stores were the key factors that drove our improved operating results during the third quarter. The additional revenue generated during the tax free weekend event, along with our focused merchandising initiatives, helped us produce our 4.3% comparable store sales increase for the quarter. In conjunction with this increase, most of our major merchandise categories achieved comparable store sales gains during the period, and our small, mid-size and large market groups all had positive comparable store sales results. Additionally, our Peebles stores were accretive to earnings during the third quarter as they exceeded the earnings generated last year by our private label credit card operations during the six week period that preceded the portfolio's sale.

As a result of these key factors, I am pleased to report that this year's diluted earnings per share are just about double last year's diluted earnings per share excluding the gain from the sale of our credit card portfolio."

--more--

Mr. Scarborough further stated, "It has now been one year since we completed our acquisition of Peebles. Looking ahead, we see even greater potential, and we have undertaken a number of initiatives designed to enhance their operations and to further grow their sales and earnings. Additionally, we plan to leverage off of the Peebles name and their management team's northern-tier merchandising and operating expertise by opening a high percentage of our new stores next year under the Peebles banner in their geographic territories."

Mr. Scarborough concluded, "Our buyers have done an outstanding job in selecting highly appealing seasonal merchandise, and we are upbeat about our prospects for the upcoming holiday shopping period."

Total sales for the nine-month period ended October 30, 2004, which include sales for the Peebles stores in the current year's results only, increased 41.6% to $854.8 million from $603.7 million last year. Comparable store sales, which include the Peebles stores in both years, increased 1.8% versus a decrease of 5.1% for the prior year. Net income for the nine-month period was $34.4 million, or $1.72 per diluted share, compared to $35.4 million, or $1.77 per diluted share, for the same nine-month period last year. The Company noted that the year-ago period's earnings include an after tax net gain of $7.8 million, or $0.38 per diluted share, from the sale of its private label credit card portfolio.

<u>Store Activity</u>

The Company reported that, during the third quarter, it opened seven new stores, relocated four stores to potentially better locations, completed one store expansion and closed one store. The Company further reported that, to-date during the fourth quarter, an additional eight new stores have been opened, while a ninth store will be opened next week. The Company noted that these fourth quarter openings will complete its fiscal 2004 store-opening program, under which twenty-two new stores will have been opened.

<u>Stock Repurchase Program</u>

The Company reported that, using available proceeds from the exercise of employee stock options, it had repurchased 135,000 shares of its common stock during the quarter. This raised the total number of shares that have been repurchased by the Company to 3.1 million shares. The Company expects to continue to repurchase shares from time to time as stock option proceeds become available in sufficient amounts.

--more--

Fiscal 2004 - Fourth Quarter and Full Year Outlook

Fiscal 2004 - 4th Quarter:

The Company reaffirmed comfort with its previously provided sales and earnings estimates for the fourth quarter ending January 29, 2005. The Company currently anticipates reporting revenues in the range of $373 to $382 million, which would reflect a comparable store sales increase in the low single digits range. Net income is currently estimated to be in the range of $17.6 to $20.4 million, or earnings of $0.90 to $1.04 per diluted share. This outlook compares to earnings of $19.6 million, or $0.94 per diluted share, for the prior year fourth quarter. In projecting earnings per share for the fiscal 2004 fourth quarter, the Company used an estimated diluted share count of 19.6 million shares.

Fiscal 2004 - Full Year:

Updating its outlook for the full 2004 fiscal year ending January 29, 2005 to include actual third quarter results, the Company currently anticipates reporting revenues in the range of $1.228 to $1.237 billion, with the expectation of comparable store sales increases in the low single digit range. Net income is currently estimated to be in the range of $52.0 to $54.8 million, or earnings of $2.61 to $2.75 per diluted share. This outlook compares to earnings of $55.0 million, or $2.73 per diluted share, for the full 2003 fiscal year, which includes an after tax net gain of $7.8 million, or $0.38 per diluted share, related to the sale of the Company's credit card portfolio. In projecting earnings per share for the full 2004 fiscal year, the Company used an estimated diluted share count of 19.9 million shares.

Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss the third quarter's results. All interested parties can listen to a live web cast of the Company's conference call by logging on to the Company's web site at www.stagestoresinc.com and then clicking on Investor Relations, then Webcasts, then the webcast link. As an alternative, individual investors and other interested parties can listen to the conference call web cast by logging on to www.fulldisclosure.com, while institutional investors, who are members, can access the call through www.streetevents.com. A replay of the conference call will be available online at each web site until midnight on Friday, November 26, 2004.

--more--

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small towns and communities through 530 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestoresinc.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the fourth quarter of the 2004 fiscal year and for the full 2004 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 15, 2004, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(unaudited)

| | Thirteen Weeks Ended | | | |
| | October 30, 2004 | | November 1, 2003 | |
	Amount	% to Sales	Amount	% to Sales
Net sales	$285,296	100.0%	$197,949	100.0%
Cost of sales and related buying, occupancy and distribution expenses	200,689	70.3%	142,719	72.1%
Gross profit	84,607	29.7%	55,230	27.9%
Selling, general and administrative expenses	68,162	23.9%	45,376	22.9%
Store opening costs	591	0.2%	818	0.4%
Interest, net	711	0.2%	928	0.5%
Gain on sale of proprietary credit card portfolio, net	-	0.0%	(12,218)	-6.2%
Income before income tax	15,143	5.3%	20,326	10.3%
Income tax	5,603	2.0%	7,419	3.7%
Net income	$ 9,540	3.3%	$ 12,907	6.5%
Basic & Diluted earnings per share data:				
Basic earnings per share	$ 0.53		$ 0.68	
Basic weighted average shares outstanding	17,863		19,007	
Diluted earnings per share	$ 0.49		$ 0.63	
Diluted weighted average shares outstanding	19,487		20,489	

Stage Stores, Inc.
Condensed Consolidated Statements of Income
(in thousands, except earnings per share)
(unaudited)

| | Thirty-Nine Weeks Ended | | | |
| | October 30, 2004 | | November 1, 2003 | |
	Amount	% to Sales	Amount	% to Sales
Net sales	$854,826	100.0%	$603,657	100.0%
Cost of sales and related buying, occupancy and distribution expenses	599,837	70.2%	427,602	70.8%
Gross profit	254,989	29.8%	176,055	29.2%
Selling, general and administrative expenses	197,832	23.1%	129,194	21.4%
Store opening costs	932	0.1%	1,574	0.3%
Interest, net	1,642	0.2%	1,736	0.3%
Gain on sale of proprietary credit card portfolio, net	-	0.0%	(12,218)	-2.0%
Income before income tax	54,583	6.4%	55,769	9.2%
Income tax	20,196	2.4%	20,356	3.4%
Net income	$ 34,387	4.0%	$ 35,413	5.9%
Basic & Diluted earnings per share data:				
Basic earnings per share	$ 1.88		$ 1.87	
Basic weighted average shares outstanding	18,327		18,930	
Diluted earnings per share	$ 1.72		$ 1.77	
Diluted weighted average shares outstanding	20,045		20,036	

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(unaudited)

	October 30, 2004		January 31, 2004	
ASSETS				
Cash and cash equivalents	$	14,865	$	14,733
Accounts receivable		-		35,112
Merchandise inventories, net		359,250		259,687
Current deferred tax assets		23,218		27,701
Prepaid expenses and other current assets		18,859		26,071
Total current assets		416,192		363,304
Property, equipment and leasehold improvements, net		196,112		190,958
Goodwill		80,054		80,054
Intangible asset		14,910		14,910
Other long-term assets		11,469		10,021
Total assets	$	718,737	$	659,247
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	111,443	$	75,685
Income taxes payable		5,875		2,598
Current portion of long-term debt		105		381
Accrued expenses and other current liabilities		57,502		54,083
Total current liabilities		174,925		132,747
Long-term debt		44,910		11,242
Deferred taxes		14,265		14,028
Other long-term liabilities		28,310		28,156
Total liabilities		262,410		186,173
Commitments and contingencies				
Common stock, par value $0.01, 50,000 shares authorized,				
20,995 and 20,579 shares issued		210		206
Additional paid-in capital		385,208		374,645
Less treasury stock - at cost (3,083 and 1,414 shares, respectively)		(94,828)		(33,127)
Retained earnings		165,737		131,350
Stockholders' equity		456,327		473,074
Total liabilities and stockholders' equity	$	718,737	$	659,247

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Thirty-Nine Weeks Ended October 30, 2004	Thirty-Nine Weeks Ended November 1, 2003
Cash flows from operating activities:		
Net income	$ 34,387	$ 35,413
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Gain on sale of proprietary credit card portfolio, net	-	(12,218)
Depreciation and amortization	24,145	16,337
Amortization of debt issue costs	335	1,615
Deferred stock compensation	173	-
Provision for bad debts	311	15,938
Deferred income taxes	4,719	6,488
Proceeds from sale of private label credit card portfolio, net	34,764	158,200
Changes in operating assets and liabilities:		
Decrease in accounts receivable and retained interest in receivables sold	3,537	42,090
Increase in merchandise inventories	(99,563)	(68,563)
Decrease (increase) in other assets	5,323	(3,955)
Increase in accounts payable and other liabilities	43,111	42,255
Total adjustments	16,855	198,187
Net cash provided by operating activities	51,242	233,600
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(29,209)	(21,565)
Proceeds from retirement of fixtures and equipment	16	500
Net cash used in investing activities	(29,193)	(21,065)
Cash flows from financing activities:		
Proceeds from (payments on):		
Revolving credit facility, net	34,210	-
Repurchase of accounts receivable from accounts receivable trust	-	(64,000)
Long-term debt	(818)	(200)
Repurchase of common stock	(61,701)	-
Exercise of stock options proceeds	6,392	3,500
Additions to debt issue cost	-	(1,731)
Net cash used in financing activities	(21,917)	(62,431)
Net increase in cash and cash equivalents	132	150,104
Cash and cash equivalents:		
Beginning of period	14,733	20,886
End of period	$ 14,865	$ 170,990
Supplemental disclosures:		
Interest paid	$ 1,319	$ 733
Income taxes paid	$ 8,189	$ 9,056